UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

MBIA Capital /
Claymore Managed Duration Investment Grade Municipal Fund
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

55266X100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,538
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 144,538
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,538
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 144,538
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,086
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 72,086
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,033
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 72,033
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55266X100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 55266X100

The following constitutes Amendment No. 9 the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 144,538 Shares beneficially owned by WILLC is approximately $1,423,938.  The Shares beneficially owned by WILLC consist of 419 Shares, 408 of which were acquired with WILLC’s working capital and 11 of which were acquired through the Issuer’s dividend repurchase plan, 72,086 Shares that were acquired with WIHP’s working capital and 72,033 Shares that were acquired with WITRP’s working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 6,745,252 Shares outstanding, which is based on the total number of Shares outstanding as of February 5, 2010, as reported in Exhibit (a)(1)(i) to the Issuer’s Schedule TO, filed with the Securities and Exchange Commission on February 11, 2010, less the number of Shares accepted by the Issuer pursuant to the terms of its tender offer which closed on March 19, 2010.

As of the close of business on March 19, 2010, WIHP and WITRP beneficially owned 72,086 and 72,033 Shares, respectively, constituting approximately 1.1% and approximately 1.1%, respectively, of the Shares outstanding.

As of the close of business on March 19, 2010, WITRL no longer owned any Shares of the Issuer.

As the general partner of each of WIHP and WITRP, WILLC may be deemed to beneficially own the 144,119 Shares owned in the aggregate by WIHP and WITRP, constituting approximately 2.1% of the Shares outstanding, in addition to the 419 Shares it holds directly.

As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 144,538 Shares beneficially owned by WILLC, constituting approximately 2.1% of the Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in the securities of the Issuer since the filing of Amendment No. 8.  All of such transactions were effected in the open market, unless otherwise noted.

Item 5(e) is hereby amended and restated to read as follows:

(e)           As of March 19, 2010, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 55266X100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2010	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 55266X100

SCHEDULE A
Transactions in the Shares Since the Filing of Amendment No. 8

Class of Security	Date of Sale	Shares of Common Stock Sold	Price Per Share ($)

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

Common Stock	03/09/10	45,912	13.4641
Common Stock	03/10/10	9,200	13.5145

WESTERN INVESTMENT HEDGED PARTNERS L.P.

Common Stock (Short Sale)*	03/15/10	5,000	13.5279
Common Stock (Short Sale)*	03/16/10	2,200	13.5543
Common Stock (Short Sale)*	03/16/10	1,000	13.5208
Common Stock (Short Sale)*	03/17/10	5,000	13.5892
Common Stock (Short Sale)*	03/17/10	2,500	13.5626
Common Stock (Short Sale)*	03/18/10	6,500	13.6265
Common Stock (Short Sale)*	03/18/10	500	13.6023
Common Stock (Short Sale)*	03/19/10	3,300	13.7175
Common Stock**	03/19/10	138,775	13.7298

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

Common Stock (Short Sale)*	03/15/10	3,000	13.5279
Common Stock (Short Sale)*	03/15/10	2,000	13.5326
Common Stock (Short Sale)*	03/16/10	2,144	13.5543
Common Stock (Short Sale)*	03/16/10	1,000	13.5208
Common Stock (Short Sale)*	03/17/10	5,000	13.5892
Common Stock (Short Sale)*	03/17/10	2,500	13.5626

* Represents short sale “against the box.”
** Shares tendered pursuant to the terms of the tender offer made by MBIA Capital / Claymore Managed Duration Investment Grade Municipal Fund.

CUSIP NO. 55266X100

Common Stock (Short Sale)*	03/18/10	6,500	13.6265
Common Stock (Short Sale)*	03/18/10	500	13.6023
Common Stock (Short Sale)*	03/19/10	3,300	13.7175
Common Stock**	03/19/10	138,619	13.7298

WESTERN INVESTMENT LLC

Common Stock**	03/19/10	592	13.7298

* Represents short sale “against the box.”
** Shares tendered pursuant to the terms of the tender offer made by MBIA Capital / Claymore Managed Duration Investment Grade Municipal Fund.